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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             ANNIE'S HOMEGROWN, INC.
________________________________________________________________________
                              (Name of the Issuer)

                             ANNIE'S HOMEGROWN, INC.
________________________________________________________________________
                      (Names of Persons Filing Statement)

                                  COMMON STOCK
________________________________________________________________________
                         (Title of Class of Securities)


________________________________________________________________________
                     (CUSIP Number of Class of Securities)

                           KIRKPATRICK & LOCKHART LLP
                                 75 STATE STREET
                                BOSTON, MA 02109
                             ATTN: STEPHEN L. PALMER
________________________________________________________________________
     (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (Section 240.14a-1 through 240.14b-2), Regulation
       14C (Section 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b. [_] The filing of a registration statement under the Securities Act of 1933.

c. [_] A tender offer.

d. [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                           Calculation of Filing Fee

                Transaction valuation*     Amount of filing fee
                ---------------------      --------------------
                      $540,440                   $108.09

*Set forth the amount on which the filing fee is calculated and state how it was determined based upon the last reported sale of Common Stock, $2.00 per share.


[_] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


            Amount Previously Paid:___________________
            Form or Registration No.:__________________
            Filing Party:_____________________________
            Date Filed:______________________________

                                 SCHEDULE 13E-3

           This Rule 13e-3 Transaction Statement (the "Statement") is being filed in connection with the concurrent filing by Annie's Homegrown, Inc. ("Annie's" or the "Company") with the Securities and Exchange Commission (the "Commission") of a Proxy Statement on Schedule 14A (as amended, the "Proxy Statement") in connection with a special meeting of the stockholders of Annie's to be held on July 23, 2001.

           At such meeting, the stockholders of Annie's will vote upon an amendment to Annie's Certificate of Incorporation, as amended, which, if adopted, will result in a 1-for-2,000 reverse stock split of Annie's Common Stock and the issuance of scrip in lieu of fractional shares to those stockholders who would, as a result of the reverse stock split, hold less than one share of Annie's post-reverse stock split Common Stock.

ITEM 1.  SUMMARY TERM SHEET.

     o Effective upon the filing of an Amendment to the Certificate of Incorporation, as amended, of Annie's Homegrown, Inc., Annie's will undertake a 1-for-2,000 reverse stock split of its Common Stock, such that a holder of 2,000 shares of Annie's Common Stock immediately prior to the reverse stock split will receive one share of Annie's post-split Common Stock immediately after the reverse stock split.

     o In the case of holders of Common Stock that would receive only fractional shares of Common Stock because of the reverse stock split, those holders would receive units of scrip equal to the number of pre-split shares of Common Stock held by those holders.

     o The scrip will bear no voting rights, no rights to dividends, and no redemption rights, but will be transferable to the extent permitted by applicable federal and state securities laws.

     o Each unit of scrip will entitle the holder, in preference to holders of Common Stock, to $6.00 per unit of scrip (in cash or in property) held by such holder, upon:

         o   the sale of all or substantially all of the assets of Annie's;

         o a merger or consolidation of Annie's that results in a change of control of Annie's and pursuant to which Common Stock of Annie's is converted into equity securities of a corporation other than one controlling, controlled by or under common control with Annie's;

         o a sale of substantially all the outstanding shares of common stock of Annie's by the holders of its voting securities that results in a change of control of Annie's; or

         o   liquidation or dissolution of Annie's.

     o The scrip will automatically be converted into shares of Common Stock at the rate of one share of Common Stock for every 2,000 units of scrip (adjusted for stock dividends, splits, and recapitalizations with respect to the Common Stock after the effective date of the reverse stock split), if:

         o Annie's engages in a transaction which would result in a payment of more than $6.00 per unit of scrip to the scrip holders if the scrip holders were instead holders of such number of shares of Common Stock equal to 1/2,000 of each such holder's units of scrip, or

         o Annie's, or its successors, engages in a public offering of securities registered under the Securities Act.



ITEM 2.  SUBJECT COMPANY INFORMATION.

           Annie's Homegrown, Inc. is a Delaware corporation with its principal place of business located at 395 Main Street, Wakefield, Massachusetts 01880. The telephone number of Annie's Homegrown, Inc. is (781) 224-1172. As of June 8, 2001, Annie's had 4,709,768 shares of Common Stock and 1,000,000 shares of Preferred Stock were issued and outstanding. Annie's securities are not traded on any public or established market or exchange. Annie's has never paid any dividends with respect to any of its securities.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

           The Board of Directors of Annie's files this Schedule 13e-3 on behalf of the Company.

           In July 1995, and as a condition to qualification imposed by the Office of the Secretary of State (Securities Division) of the Commonwealth of Massachusetts for Annie's then upcoming direct public offering, Annie's co-founders, Ms. Ann Withey and Mr. Andrew Martin, each delivered to Annie's stock transfer agent certificates representing 750,000 of their shares of Annie's Common Stock (the "Initial Subject Shares"). In addition to the Initial Subject Shares, they presented certain Stock Transfer Instructions to Annie's transfer agent relating to the disposition and transfer of the Initial Subject Shares, as described below. Pursuant to an addendum to those Stock Transfer Instructions, the co-founders' other shares of Common Stock (the "Additional Subject Shares") were also subjected to the Stock Transfer Instructions. The Commonwealth of Massachusetts is not a party to the Stock Transfer Instructions.

           The Initial Subject Shares and the Additional Subject Shares do not have any right, title, interest or participation in the assets of Annie's in the event of a dissolution, liquidation, reorganization, exchange or any other transaction or proceeding which results in a distribution of the assets of Annie's until the holders of all shares of Common Stock not covered by the Stock Transfer Instructions have received an amount equal to the public offering price, $6.00 per share.

           The stock transfer instructions provide that on July 27, 2001, 2002, 2003, and 2004, 25% of those shares will become freely transferable. Additionally, each co-founder may transfer, within any three-month period, a number of the Additional Subject Shares that would equal 1% of Annie's Common Stock then outstanding.

           The Initial Subject Shares and the Additional Subject Shares may also become transferable upon certification by Annie's Chief Financial Officer that any of the following has been achieved: (i) for two consecutive fiscal years Annie's has minimum annual earnings equal to $0.30 per share; (ii) for five consecutive fiscal years, Annie's has an average minimum annual earnings of $0.30 per share; or (iii) Annie's shares have traded on a United States stock exchange at a price at least equal to $10.50 (adjusted for stock splits, stock dividends and recapitalizations) for at least 90 consecutive trading days. No such certification has occurred.

           Shares subject to the Stock Transfer Instructions may be transferred upon death or by gift to family members if the shares remain subject to the restrictions described above. Shares subject to the Stock Transfer Instructions continue to have all voting rights to which those shares are entitled. Annie's will withhold any dividends on Ms. Withey's and Mr. Martin's shares subject to the Stock Transfer Instructions and will pay those dividends to Ms. Withey and Mr. Martin only as and to the extent their shares become free for transfer.

           On December 2, 1999, Homegrown Holdings Corp., now known as Homegrown Natural Foods, Inc., purchased 1,000,000 of Annie's Series A Preferred Stock and entered into Stock Collar Agreements with Mr. Martin and Ms. Withey. Those agreements provide Homegrown Natural Foods, Inc. with a stock collar on certain shares of Annie's Common Stock owned by Ms. Withey and all of the Annie's Common Stock owned by Mr. Martin. Specifically, Homegrown Natural Foods, Inc. was granted an option to purchase 1,677,691 shares of Annie's Common Stock held by Mr. Martin and 900,000 shares of Annie's Common Stock held by Ms. Withey, each exercisable as quickly as those shares are released from the Stock Transfer Instructions, and with an exercise price of $2.00 per share. In addition, Mr. Martin was granted an option to sell 1,677,691 shares of Annie's Common Stock held by him to Homegrown Natural Foods, Inc. at $1.92 per share, exercisable fifteen days after Homegrown Natural Foods, Inc.'s call option is exercisable. Ms. Withey was granted an option to sell 900,000 shares of Annie's Common Stock held by her Annie's to Homegrown Natural Foods, Inc. for $1.92 per share exercisable fifteen days after Homegrown Natural Foods, Inc.'s call option is exercisable.

           Mr. Martin and Ms. Withey have provided Homegrown Natural Foods, Inc. with an Irrevocable Proxy to vote their shares of Annie's Common Stock subject to the Stock Collar Agreements. Pursuant to the Irrevocable Proxy Agreement, Homegrown Natural Foods, Inc. has full power and authority to vote all of Mr. Martin's shares of Annie's Common Stock and 617,418 of Ms. Withey's shares of Annie's Common Stock for a ten year period ending December 1, 2009. Because of these transactions, Homegrown Natural Foods, Inc. acquired control of Annie's on December 2, 1999.

           As a result of the direct public offering, Annie's has approximately 2,500 holders of shares of Common Stock that have been registered under the Securities Act of 1933, as amended, as of the date of this Proxy Statement. Annie's securities are not traded on any market or stock exchange, and no public market maker exists with respect to Annie's securities. However, because Annie's has more than 300 holders of the Common Stock that was registered under the Securities Act in that direct public offering, it is subject to certain filing and reporting requirements with the Securities and Exchange Commission, including, for example, the preparation of quarterly and annual reports and proxy statements.

           On January 26, 2001, Homegrown Natural Foods, Inc. and Annie's submitted a request for issuance of a "no action" letter from the Secretary of State of the Commonwealth of Massachusetts relating to the Stock Transfer Instructions, their application, and their possible termination. In that request, Homegrown Natural Foods, Inc. requested that the Commonwealth of Massachusetts issue a "no action" letter if the

Stock Transfer Instructions were terminated, assuming:

     o The Board of Directors of Annie's declared a reverse stock split pursuant to which holders of less than a selected threshold would receive a fractional share of Annie's Common Stock;

     o   The stockholders of Annie's approved the reverse stock split; and

     o The fractional shares are converted into scrip, with the right: (A) to receive $6.00 per share on a pre -split basis as a preference to Annie's Common Stockholders in a "liquidity event"; and (B) to convert the scrip into fractional shares or whole shares of Common Stock of Annie's in the event that Annie's issues shares in a registered and underwritten public offering or if an acquisition occurs which "enhances shareholder value";

     o In furtherance of the request, the companies suggested that Annie's and Homegrown Natural Foods, Inc. would be combined, and that such a transaction would unlock shareholder value for both companies by creating a large natural foods company with greater resources and market presence. The request indicated that such a combination would enhance the value of all Annie's security holders, including the holders of the scrip.

           Representatives of Homegrown Natural Foods, Inc. and Annie's met with representatives of the Commonwealth of Massachusetts on March 6, 2001, and conducted several telephone conferences relating to the request.

           In response, on May 23, 2001, the Commonwealth of Massachusetts issued a "no action" letter stating that the Commonwealth of Massachusetts would not recommend enforcement action in the event that the steps outlined in the submission were completed and the Stock Transfer Instructions were terminated.

           [On July __, 2001, Homegrown Natural Foods, Inc. and Annie's sent a letter to the Massachusetts Secretary of State's office outlining the intended reverse stock split as currently proposed and providing the following additional information:

     o The factor of the reverse stock split would be 2,000, and not "400 (or such other number as Annie's may determine)," as presented in the original submission to the Commonwealth of Massachusetts;

     o As a result of the reverse stock split, all but two holders of Common Stock purchased in the direct public offering were expected to be issued scrip in lieu of fractional shares; and

     o Clarification that a merger of Annie's and Homegrown Natural Foods may or may not follow the reverse stock split, and that the terms of the transaction have not been formally proposed, finalized or approved.

As of the date of this Proxy Statement, Annie's has not been contacted by the Commonwealth of Massachusetts with respect to that letter.]

ITEM 4.  TERMS OF THE TRANSACTION.

           The Board of Directors of Annie's has approved for presentation to and approval by the stockholders of Annie's an amendment to Annie's Certificate of Incorporation which would effect a 1 for 2,000 reverse stock split of Annie's Common Stock. A copy of the proposed amendment to the Certificate of Incorporation is attached hereto as EXHIBIT A to this Proxy Statement. Pursuant to the proposed amendment, each holder of 2,000 shares of Annie's Common Stock will receive one share of Annie's post-split Common Stock. However, holders that hold fewer than 2,000 shares of Common Stock as of the effective date of the reverse stock split will receive units of scrip in lieu of fractional shares. In such cases, each share of pre-split Common Stock will be converted into one unit of scrip.

           The scrip that will be issued to fractional shareholders as a result of the reverse stock split shall bear no voting rights, no rights to dividends, and no redemption rights. However, each unit of scrip will entitle the holder, in preference to holders of Common Stock (but after payment of the Preferred Stock's preferences), to $6.00 per unit of scrip held by such holder, upon (I) the sale of all or substantially all of the assets of Annie's (a "Sale of Assets"), (II) a merger or consolidation of Annie's pursuant to which Common stock of Annie's is converted into equity securities of a corporation other than one controlling, controlled by or under common control with Annie's and which results in a Change of Control (a "Merger"); (III) a sale of substantially all the outstanding shares of common stock of Annie's by the holders of its voting securities which results in a Change of Control (an "Equity Sale"); or (IV) liquidation or dissolution of Annie's ("Liquidation"). (Sale of Assets, Merger, Equity Sale and Liquidation are collectively referred to as "Corporate Transactions".) In the event that the consideration to be paid or issued to the holders of Annie's Common Stock in a Corporate Transaction consists of property other than cash or cash equivalents, then a provision will be made whereby the holders of scrip shall be paid or issued such property, until the holders of scrip have received $6.00 per unit of scrip (based on the fair market value of such property, as determined in good faith by Annie's Board of Directors) in preference to the holders of Annie's Common Stock, but after the preferences of the Preferred Stock. In the event that Annie's becomes the wholly-owned subsidiary of another corporation (a "Parent") (without involving a Corporate Transaction), then, as a condition to such an arrangement, the above definitions of Sale of Assets, Equity Sale, Merger and Liquidation must apply to the Parent and any Corporate Transaction, and payment of $6.00 per unit of scrip will be made with reference to Corporate Transactions of the Parent. In the event that
(A) Annie's engages in a Corporate Transaction which would result in a payment of more than $6.00 per unit of scrip to the scrip holders if the scrip holders were instead holders of such number of shares of Common Stock equal to 1/2,000 of each such holder's units of scrip, or (B) if Annie's, or its successors, engages in a public offering of securities registered under the Securities Act, then the scrip shall automatically and immediately before the effective time of such transaction be converted into shares of Common Stock at the rate of one share of Common Stock for every 2,000 units of scrip, adjusted for stock dividends, splits, and recapitalizations with respect to the Common Stock after the effective date of the reverse stock split. For the purpose of the rights and preferences of the scrip, the term "Change of Control" means a transaction or series of related transactions in which the holders of all of Annie's voting equity immediately prior to such transaction or transactions hold less than a majority of Annie's (or the surviving entity's) voting equity immediately after such transaction or transactions. The scrip will be transferable to the extent permitted by applicable state and federal securities laws.

           Only shares of Common Stock issued and outstanding as of the effective time of the reverse stock split will be issued scrip in lieu of fractional interests. Holders of options, warrants, or securities convertible into shares of Common Stock (such as the Preferred Stock) that are exercised or converted after the effective date of the reverse stock split will not be issued scrip upon exercise or conversion of such convertible securities. However, in the case of options, warrants, and convertible securities, the conversion or exercise price of such securities will be adjusted accordingly to reflect a 1 for 2,000 reverse stock split of the Common Stock, even if such adjustment would result in the issuance of only fractional shares upon the exercise or conversion of such securities.

           It is anticipated that, after the reverse stock split, Annie's may be a party to a reorganization with Homegrown Natural Foods, Inc. Homegrown Natural Foods, Inc. currently controls Annie's, as it has the right to vote 63.23% of Annie's voting securities. Homegrown Natural Foods, Inc. also currently owns all of Napa Valley Kitchens and Fantastic Foods, both of which are natural or organic food producers. Under an example of a possible proposal presented to the Board of Directors of Annie's for discussion purposes, but which, at the request of Homegrown Natural Foods, the Board has yet to consider at a meeting, Homegrown Natural Foods, Inc. would be merged with and into Annie's, with Annie's surviving the merger. After the merger, Annie's current business and operations would be incorporated into a wholly-owned subsidiary of the surviving corporation. Annie's corporate name would then be changed to Homegrown Natural Foods, Inc. Under the example, each share of Homegrown Natural Foods, Inc. would be exchanged shares of Annie's. However, Annie's would assume certain obligations under a bank line of credit and subordinated promissory notes, and Annie's Common Stock (and the scrip) would be subordinated to Annie's current Preferred Stock as well as certain Homegrown Natural Foods, Inc. redeemable preferred stock. This example is still subject to change and it has not yet been formally made by Homegrown Natural Foods, or approved or even considered by the Annie's Board of Directors. There can be no guarantee that the prospective reorganization will be proposed or completed, or, if it is completed, that it will be completed under the terms outlined in the example.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, AND NEGOTIATIONS AND AGREEMENTS.

           Starting June 1, 2000, Annie's retained Napa Valley Kitchens to provide certain services such as order processing, invoicing, record management, sales coverage, broker management, promotion execution, management of sales and allowances. For the balance of the year ended March 31, 2002, Annie's is to pay Napa Valley Kitchens approximately 1.5% of net adjusted sales that are processed through Napa Valley Kitchens. Napa Valley Kitchens is a subsidiary of Homegrown Natural Foods, Inc., who acquired control of us as a result of the transaction described previously.

           HOMEGROWN NATURAL FOODS, INC.

           On November 30, 1999, pursuant to a Special Meeting of Annie's Stockholders, Annie's amended its Certificate of Incorporation to authorize one million shares of Annie's Preferred Stock. On December 2, 1999, Homegrown Holdings Corp., now known as Homegrown Natural Foods, Inc., a corporation that was previously unaffiliated with Annie's, purchased one million shares of the Preferred Stock, designated Series A Convertible Preferred Stock, for $2 million. The Series A Convertible Preferred Stock, in the aggregate, has voting rights equivalent to one million shares of Common Stock. The Series A Convertible Preferred Stock has the right to be converted into an equal number of shares of Common Stock and participates in dividends at the same rate as the Common Stock. In the event of a liquidation of Annie's, the Series A Convertible Preferred Stock has a liquidation preference of its par value plus 10% per annum. Certain mergers, consolidations and sales of assets are treated as liquidations for the purpose of determining whether this liquidation preference takes effect. Homegrown Natural Foods, Inc. also entered into certain Stock Collar Agreements with Mr. Martin and Ms. Withey as described above.

           In addition, Mr. Nardone was issued 12,500 shares of common stock of Homegrown Natural Foods, Inc., which is less than 1% of the outstanding common shares of Homegrown Natural Foods, Inc. Mr. Nardone returned those shares to Homegrown Natural Foods, Inc. on June 29, 2001.

           LOANS TO OFFICER/STOCKHOLDER.

           Mr. Andrew Martin borrowed $75,000 from us on June 30, 1995 pursuant to an unsecured demand note accruing interest at 11% per annum. At June 30, 1999, the full principal balance of the loan was outstanding. Annie's called the demand note and Mr. Martin executed a secured promissory note dated December 31, 1997 in the principal amount of $75,000 providing for interest payable quarterly at 6.02%, secured by 25,000 shares of our Common Stock owned by Mr. Martin, which stock was deposited in an escrow account established for this purpose, together with stock powers in blank authorizing the resale of such shares under the applicable rules and regulations of the Securities and Exchange Commission, and restricting the resale of other shares of our Common Stock owned by Mr. Martin under certain circumstances. The loan was rescheduled into an Omnibus Secured Promissory Note in accordance with Mr. Martin's separation agreement.

           AMOUNTS DUE FROM OFFICER/STOCKHOLDER.

           Annie's periodically paid certain of Mr. Martin's personal expenses, which were accounted for on our books as "Due From Officer." The total amount of such advances outstanding on March 31, 1999 was $24,759. The loan was rescheduled into an Omnibus Secured Promissory Note in accordance with Mr. Martin's separation agreement.

           STOCK OPTION LOANS.

           Pursuant to Section 8 of Annie's 1990 Stock Option Plan, on December 21, 1998, Annie's made loans to Mr. Martin, Ms. Withey and to Ms. Churchill Luster in the amounts of $102,469, $71,978 and $43,236, respectively, to enable each of them to purchase shares of Common Stock upon exercise of certain options which previously were granted to them. In each case, the options were granted on December 30, 1993 for a term of five years with an exercise price of $1.005 per share. The terms of the Stock Purchase and Loan Agreements ("1998 Stock Loans") provided for annual interest at the rate of 4.51%, the mid-term Applicable Federal Rate in effect for December 1998. Interest is payable annually on December 30 of each year. The entire outstanding principal is due on December 30, 2003. The terms of the 1998 Stock Loans further provide for Annie's to pay all interest due on the foregoing loan on each borrower's behalf, plus one-fifth of the original principal amount of such loans, providing that each such borrower is still employed by us on December 29 of each year during the life of the obligation. Payments of principal and interest are deemed compensation income to each borrower. The 1998 Stock Loans are secured by the Common Stock (the "1998 Stock Loan Pledged Shares") issuable upon exercise of the options. In the event that a borrower is terminated by us for good cause, the 1998 Stock Loan Pledged Shares are subject to repurchase by us at $1.005 per share. In the event that a borrower is terminated for other than good cause, such a borrower may obtain title to the 1998 Stock Loan Pledged Shares by payment of all outstanding principal and interest due on his or her stock loan, or may resell the 1998 Stock Loan Pledged Shares back to us at $1.005 per share.

           On October 1, 1997 and pursuant to Section 8 of the 1990 Option Plan, Annie's made loans to Ms. Churchill Luster, Mr. Martin and Ms. Withey in the amounts of

$49,735, $67,642 and $67,642, respectively, to enable each of them to purchase shares of Common Stock upon exercise of certain options which previously were granted to them (the "1997 Stock Loans"). In each case, the options were granted on October 1, 1992 for a term of five years with an exercise price of $0.80 per share. The terms of the 1997 Stock Loans provide for annual interest at the rate of 6.34%, the mid-term Applicable Federal Rate in effect for October 1997. Interest is payable annually on October 1. The entire outstanding principal is due on October 1, 2002. The terms of the 1997 Stock Loans further provide for us to pay all interest due on the foregoing loan on each borrower's behalf, plus one-fifth of the original principal amount of such loans, providing that each such borrower is still employed by us on September 30 of each year during the life of the obligation. Payments of principal and interest are deemed compensation income to each borrower. The 1997 Stock Loans are secured by the Common Stock (the "1997 Stock Loan Pledged Shares") issuable upon exercise of the options. In the event that a borrower is terminated by us for good cause, the 1997 Stock Loan Pledged Shares are subject to repurchase by us at $0.80 per share. In the event that a borrower is terminated other than for good cause, the borrower may obtain title to the 1997 Stock Loan Pledged Shares by payment of all outstanding principal and interest due on his or her stock loan, or may resell the 1997 Stock Loan Pledged Shares to us at $0.80 per share.

           SEPARATION AGREEMENTS.

           As part of an agreement with Mr. Martin regarding the termination of his employment, Mr. Martin executed a Separation Agreement with us, dated December 2, 1999, providing for severance payments to him in consideration for a full release of any claims that he may have had against us. In connection with his Separation Agreement, Mr. Martin also rescheduled his debt to us arising out of the advances and loans that we previously made to him. Mr. Martin's rescheduled obligations are evidenced by an Omnibus Secured Promissory Note in the principal amount of $274,630, dated December 2, 1999, which calls for interest at the rate of 9% per annum. The Omnibus Secured Promissory Note is secured by Mr. Martin's right to payment under his Stock Collar Agreement with Homegrown Holdings.

           Ms. Luster also executed a Separation Agreement with the Company, dated December 2, 1999. The Separation Agreement provided for severance payments to her as a result of termination of her employment by us, in consideration for a release of any claims that she may have had against the Company. In connection with her Separation Agreement, Ms. Luster also rescheduled her debt to the Company, originally incurred as a result of the loans described above. Ms. Luster's rescheduled obligations are evidenced by an Omnibus Secured Promissory
Note in the amount of $87,794, dated December 2, 1999, bearing interest at the rate of 9% per annum and secured by her shares of our Common Stock. During the year ended March 31, 2001, the note was fully paid through the receipt of her shares of Annie's Common Stock.

ITEM 6.  PURPOSES OF THE TRANSACTION.

           Annie's Board of Directors believes that the proposed amendment to the Certificate of Incorporation, and the resulting stock split and issuance of units of scrip to holders of fractional shares of Common Stock is in the best interest of all stockholders, as Annie's Board of Directors believes:

     o that the scrip will permit the holders of fewer than 2,000 shares of Common Stock as of the Record Date to indefinitely maintain the economic benefit currently provided by Mr. Martin's and Ms. Withey's Stock Transfer Instructions, notwithstanding the termination of the Stock Transfer Instructions (terminating in part in 2001, and fully terminated in 2005), through a security that is superior in liquidation preference to the Common Stock;

     o that the reduction in the number of stockholders and the termination of reporting obligations will improve the ability to raise necessary capital on terms more acceptable to Annie's; and

     o that the reverse stock split and issuance of scrip in lieu of fractional shares could result in a termination of the company's reporting obligations under the Securities Exchange Act of 1934, as amended (the "'34 Act"), as it will have fewer than 300 holders of the Common Stock that was registered in the direct public offering under the Securities Act of 1933, as amended, and that will result in a significant annual cost savings to Annie's.

ITEM 7.  ALTERNATIVES, REASONS AND EFFECTS.

           The Board of Directors of Annie's considered alternatives to the proposed transaction (including maintaining reporting status under the '34 Act) but concluded that, given the particular restrictions imposed by Annie's status as a public company and the Stock Transfer Instructions, that the proposed course of action is preferable to such alternatives.

           Possible detriments to the proposal would be, in the case of holders of Common Stock who receive scrip:

     o   loss of voting rights and dividend rights; and

     o termination of such holders' right to review financial statements and other information as currently presented to the Securities Exchange Commission in the form of quarterly and annual reports.

           Possible detriments to the proposal would be, in the case of holders of Common Stock who remain Common Stockholders after the reverse stock split, subordination of the Common Stockholders' right to payment and distributions (when declared by the Board of Directors) under certain conditions to a new class of security, namely the scrip.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

           The Board of Directors believes the reverse stock split and issuance of scrip is fair to all holders of Annie's securities, given the very limited liquidity of Annie's Common Stock and the pending lapse of the Stock Transfer Instructions. The transaction was approved by all of Annie's directors at a June 5, 2001 meeting of the Board of Directors. Mr. Moone, one of Annie's directors, did not attend that meeting, and therefore did not vote on this proposal. The proposal has not been structured to require the separate approval of securityholders unaffiliated with Homegrown Natural Foods, Inc.

ITEM 9.  REPORTS, APPRAISALS, AND NEGOTIATIONS.

           Annie's has not received a report, opinion, or appraisal from any third party indicating the fairness of this transaction to holders of Annie's securities.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

           The costs of printing and mailing proxies relating to the amendment to Annie's Certificate of Incorporation to reflect the reverse stock split and the issuance of scrip will be borne by Annie's. Annie's management estimates that the expenses associated with the conducting the proxy solicitation, holding the special meeting, and issuing the scrip and post-reverse stock split shares of Common Stock will not exceed $100,000. This expense will be paid out of Annie's working capital.

ITEM 11.  INTEREST IN SECURITIES OF ANNIE'S.

           The following table sets forth, as of June 8, 2001, certain information regarding the ownership of Annie's voting securities by (I) each person who, to the knowledge of Annie's, beneficially owned more than 5% of Annie's voting securities outstanding on such date, (II) each director of Annie's, (iii) each executive officer of Annie's, and (IV) all directors and executive officers as a group.

                      [THIS SPACE INTENTIONALLY LEFT BLANK]

                                                                                   PERCENT OF
                                               AMOUNT AND NATURE OF               COMMON STOCK
NAME AND ADDRESS (1)                        BENEFICIAL OWNERSHIP (2)(3)     ON AN AS CONVERTED BASIS (4)
--------------------                        ---------------------------     ----------------------------
Homegrown Natural Foods, Inc. (5)                      3,577,691                              63.23%
c/o John Foraker, CEO
854 "A" Street
Davis, CA 94952

Ann E. Withey (6)
c/o Annie's Homegrown Inc.                               788,542                              13.94%
395 Main Street
Wakefield, MA  01880

Paul Nardone (7)                                          42,946                                   *

Neil Raiff (8)                                            71,172                               1.25%

Ronald L. Cheney(9)                                      100,104                               1.76%

Ellen Ambrose(10)                                         17,500                                   *

C. Richard Lemon(11)                                           0                                   -

Michael Moone(12)                                              0                                   -

All directors and executive officers                   4,597,955                              79.83%
as a group (8 persons) (13)

------------------
*     Less than 1% of total voting securities.

(1)   Addresses are provided only for 5% or more beneficial owners.

(2) Except as otherwise noted in the footnotes to this table, each person or entity named in the table has sole voting and investment power with respect to all shares shown as owned, based on information provided to Annie's by the persons or entities named in the table.

(3) Shares of Common Stock subject to stock options exercisable within 60 days of June 8, 2001 are deemed outstanding for computing the percentage of the person or group holding such securities.

(4) Percentage of beneficial ownership is calculated on the basis of the amount of outstanding securities (Common and Preferred Stock) on June 8, 2001 (5,657,808), plus, for each person or group, any securities that such person or group has the right to acquire within 60 days pursuant to stock options or other rights.

(5) Includes all stock subject to an Irrevocable Proxy Agreement that Mr. Andrew Martin (1,411,109 shares) and Ms. Ann Withey (617,418 shares) granted to Homegrown Holdings Corp., now known as Homegrown Natural Foods, Inc., in conjunction with a Stock Collar Agreement, dated December 2, 1999 (described below). Homegrown Natural Foods, Inc. has full power and authority to vote the shares subject to an Irrevocable Proxy on behalf of Mr. Martin and Ms. Withey (also described below). Mr. Foraker, Chairman of Annie's Board of Directors, is also the Chief Executive Officer of Homegrown Natural Foods, Inc. Mr. Foraker holds 30,532 shares of Homegrown Natural Foods, Inc. Series A Preferred Stock, 227,501 shares of its Common Stock, and options to purchase 101,000 shares of its Common Stock.

(6) Ms. Withey is a director of Annie's. All of Ms. Withey's Common Stock is subject to Stock Transfer Instructions, dated July 27, 1995, and as amended described below. Certain loans by Annie's to Ms. Withey are secured by the Common Stock received upon exercise of certain option grants (described below). 617,418 shares of Ms. Withey's Common Stock are subject to a Stock Collar Agreement and Irrevocable Proxy with Homegrown Natural Foods, Inc.

(7) Mr. Nardone is a director of Annie's. The figure above includes the vested portion (42,946 shares) of a non-qualified stock option to purchase 107,366 shares of Annie's Common Stock under Annie's 1996 Stock Plan for an exercise price of $0.01. Mr. Nardone also holds 12,500 shares of Common Stock of Homegrown Natural Foods, Inc. (less than 1% of the outstanding Common Stock of Homegrown Natural Foods, Inc.), which he returned to Homegrown Natural Foods, Inc. on June 29, 2001.

(8) Mr. Raiff is the Chief Financial Officer of Annie's. The figure above includes the vested portion (18,949 shares) of a non-qualified stock option to purchase 47,368 shares of Annie's Common Stock under Annie's 1996 Stock Plan for an exercise price of $0.01 per share.

(9) Mr. Cheney is a director of Annie's. The figure above includes 22,500 shares of Common Stock issuable upon exercise of certain options granted pursuant to Annie's Non-Employee Directors' Stock Option Plan.

(10) Ms. Ambrose is a director of Annie's. The figure above includes 17,500 shares of Common Stock issuable upon exercise of certain options granted pursuant to Annie's Non-Employee Directors' Stock Option Plan. Ms. Ambrose also holds 2,5000 shares of Series A Preferred Stock and options to purchase 5,000 shares of Common Stock of Homegrown Natural Foods, Inc. and is a director of Homegrown Natural Foods, Inc.

(11) Mr. Lemon is a director of Annie's and a director of Dickenson Peatman & Fogarty, a law firm that represents Homegrown Natural Foods, Inc. Mr. Lemon also holds 30,989 shares of Series A Preferred Stock and options to purchase 13,733 shares of Common Stock of Homegrown Natural Foods, Inc.

(12) Mr. Moone is a director of Annie's and a director of Homegrown Natural Foods, Inc. Mr. Moone also holds 488,402 shares of Series A Preferred Stock and options to purchase 103,333 shares of Common Stock of Homegrown Natural Foods, Inc.

(13) Includes 101,895 shares of Common Stock issuable upon exercise of certain options granted to directors and executive officers pursuant to Annie's various Stock Option Plans.

ITEM 13.  FINANCIAL STATEMENTS.

           Annie's financial statements set forth in its Form 10-KSB for the period ended March 31, 2001, and filed with the Securities and Exchange Commission on July 13, 2001, are herein incorporated by reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

           In addition to soliciting stockholders by mail through its regular employees, Annie's may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers who have stock of Annie's registered in the names of a nominee and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs. Solicitation by officers and employees of Annie's may also be made of some stockholders following the original solicitation.

ITEM 15.  ADDITIONAL INFORMATION.

           Not applicable.

ITEM 16.  EXHIBITS.

Exhibit 3.5 (Amendment to Certificate of Incorporation relating to Reverse Stock Split)

Exhibit 20.1 (Proxy Statement relating to July 23, 2001 Special Meeting of Stockholders)


           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ John Foraker
                                              --------------------------------
                                              John Foraker, Chairman